November 5, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	Tim Buchmiller

Russell Mancuso, Legal Branch Chief

Re:	Bionik Laboratories Corp.

Registration Statement on Form S-1

File No. 333-233796

Ladies and Gentlemen:

On behalf of our client, Bionik Laboratories Corp. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated October 18, 2019 (the “Comment Letter”), with respect to the Registration Statement on Form S-1 filed by the Company with the Commission on September 16, 2019 (File No. 333-233796), as amended on October 11, 2019 (the “Registration Statement”).

The Staff’s comments call for the revision to the Company’s prospectus filed with the Registration Statement with respect to disclosure related to the forum selection provision contained in the Company’s Amended and Restated Certificate of Incorporation. Responses to these comments are set forth in this letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

Form S-1 Amended October 11, 2019

Our Amended and Restated Certificate of Incorporation, as amended, designates the Court of Chancery of the State of Delaware. . ., page 15

1.            We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” We note from your revised disclosure that you intended for this provision to apply to actions arising under the Exchange Act. Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please revise the prospectus to clarify, if true, that the company does not intend for the exclusive forum provision to apply to Exchange Act claims.

In response to the Staff’s comment, the Company proposes to revise the disclosures to the sections of the Registration Statement titled “Risk Factors-Risks Related To Our Securities And Governance Matters” and “Description of Securities” on pages 15 and 46, respectively, of the Registration Statement, as reflected on Exhibit A hereto. Exhibit A is marked to show the differences between the proposed revisions and the applicable disclosure from the Registration Statement.

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (516) 663-6580 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Stephen E. Fox

STEPHEN E. FOX
For the Firm

cc: Bionik Laboratories Corp.

Exhibit A

Registration Statement, page 15

Our Amended and Restated Certificate of Incorporation, as amended, designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our Amended and Restated Certificate of Incorporation, as amended provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Company’s Amended and Restated Certificate of Incorporation, as amended, or the By-laws or (iv) any action asserting a claim governed by the internal affairs doctrine. ~~While the Company intended this~~

This choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and the Company does not intend for the exclusive forum provision to apply to ~~actions arising~~Exchange Act claims. It could apply, however, to a suit that falls within one or more of the categories enumerated in the exclusive forum provision and that asserts claims under the Securities Act ~~of 1933 or the Securities Exchange Act of 1934, there is uncertainty as to whether a court would enforce such a provision. Furthermore,~~, inasmuch as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder ~~and Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder~~. There is uncertainty as to whether a court would enforce such an exclusive forum provision with respect to claims under the Securities Act. In addition, our stockholders will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder. ~~Any~~Subject to the foregoing, any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our Amended and Restated Certificate of Incorporation, as amended.

This choice of forum provision may limit our stockholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our stockholders. Stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Alternatively, if a court were to find this provision of our Amended and Restated Certificate of Incorporation, as amended, inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.

Registration Statement, page 46

Exclusive Forum Selection

Our Amended and Restated Certificate of Incorporation, as amended, provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for:

(i) any derivative action or proceeding brought on behalf of the Company,

(ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s stockholders,

(iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Company’s Amended and Restated Certificate of Incorporation, as amended, or the By-laws or

(iv) any action asserting a claim governed by the internal affairs doctrine.

~~While the Company intended this~~This choice of forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for any actions brought under the Securities Act or the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and the Company does not intend for the exclusive forum provision to apply to ~~actions arising~~Exchange Act claims. It could apply, however, to a suit that falls within one or more of the categories enumerated in the exclusive forum provision and that asserts claims under the Securities Act ~~of 1933 or the Securities Exchange Act of 1934, there is uncertainty as to whether a court would enforce such a provision. Furthermore,~~, inasmuch as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder ~~and Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder~~. There is uncertainty as to whether a court would enforce such an exclusive forum provision with respect to claims under the Securities Act. In addition, our stockholders will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder. ~~Any~~Subject to the foregoing, any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our Amended and Restated Certificate of Incorporation, as amended.